UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FACEBOOK, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35551	20-1665019
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1601 Willow Road, Menlo Park, California	94025

(Address of Principal Executive Offices)	(Zip Code)

David Kling Vice President, Deputy General Counsel and Secretary (650) 543-4800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Facebook, Inc. (“Facebook”) for the reporting period from January 1 to December 31, 2018 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Facebook’s website at https://investor.fb.com under “Additional Links.”

Item 1.02. Exhibit.

Facebook has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2 Exhibits

Item 2.01. Exhibit.

Exhibit Number	Description of Document

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FACEBOOK, INC.

Date: May 24, 2019	By:	/s/ DAVID KLING
	Name:	David Kling
	Title:	Vice President, Deputy General Counsel and Secretary